Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE CHICAGO, ILLINOIS 60606-1720 ________ TEL: (312) 407-0700 FAX: (312) 407-0411 www.skadden.com June 23, 2017
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Robert Shapiro
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
RE:	Advent/Claymore Enhanced Growth & Income Fund, File No. 812-14686
Dear Mr. Shapiro:
We are writing on behalf of Advent/Claymore Enhanced Growth & Income Fund (the “Applicant”) to respectfully request the withdrawal of the Applicant’s application (the “Application”) for an order for an order of exemption under Section 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 17(a) of the 1940 Act, to permit an in-kind repurchase offer. The Application was filed with the Securities and Exchange Commission on August 10, 2016 and was amended on December 20, 2016, March 10, 2017, March 15, 2017 and March 24, 2017.
Applicant requests the withdrawal of the Application because Applicant no longer intends to conduct the in-kind repurchase offer.
Should you have any questions, please call me at (312) 407-0641
Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy
cc:	Edward C. Delk, Secretary of Applicant